Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203 USA

January 20, 2006

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Re:	Newmont Mining Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 1-31240

Dear Mr. Schwall:

This letter includes the undertaking requested by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated to Mr. Bruce D. Hansen dated December 27, 2005 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K.

In connection with responding to the Staff’s comments in the Comment Letter, Newmont acknowledges that:

1) the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall

January 20, 2006

If the Staff wishes to discuss this matter any further, please do not hesitate to contact the undersigned at 303-837-5353.

Sincerely,

/s/ Richard T. O’Brien
Richard T. O’Brien
Senior Vice President and Chief Financial Officer

cc:	Kevin Stertzel
Jill Davis
Ken Schuler
Russell Ball
Sharon Thomas, Esq.
W. Dean Salter, Esq.
Mashenka Lundberg, Esq.